Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for April 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for April 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In April 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 7.98% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 5.30%, 9.72% and 14.17%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 6.29%. Of which, passenger traffic for domestic, regional and international routes increased by 3.25%, 8.86% and 13.33%, respectively as compared to the same period last year. The passenger load factor was 82.98%, representing a decrease of 1.32 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 1.64 percentage points, 0.62 percentage point and 0.62 percentage point, respectively, as compared to the same period last year.

In terms of cargo operations, in April 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 6.01% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 1.00% as compared to the same period last year. The cargo and mail load factor was 50.31%, representing a decrease of 3.56 percentage points as compared to the same period last year.

In April 2019, the Group has newly launched the following major routes: Zhuhai-Changchun-Zhuhai route (three flights per week) and Changsha-Dalian-Changsha route (seven flights per week) since 1 April 2019, Dalian-Sapporo-Dalian route (three flights per week) and Fuzhou-Kalibo-Fuzhou route (seven flights per week) since 2 April 2019 and Zhengzhou-Lijiang-Zhengzhou route (four flights per week) since 11 April 2019.

In April 2019, the Group introduced five aircraft, including one A320NEO aircraft, two A321NEO aircraft, one B777-300ER aircraft and one B787-9 aircraft, and terminated the lease of one EMB-190 aircraft. As of the end of April 2019, the Group operated a fleet of 851 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	10	30	9	49
Airbus 320 Series	93	87	134	314
Boeing 787 Series	4	21	7	32
Boeing 777 Series	8	15	0	23
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	19	25

Total	282	237	332	851

KEY OPERATION DATA OF APRIL 2019

Capacity	April 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,141.91	-3.37	3.25	62,349.17	8.60
Regional	305.72	3.58	8.86	1,178.01	12.73
International	7,042.29	3.00	13.33	28,178.15	14.72

Total	22,489.92	-1.37	6.29	91,705.33	10.46

RTK (in million)
Domestic	1,475.20	-3.64	2.57	5,987.85	7.37
Regional	29.18	1.81	8.45	111.47	12.54
International	1,116.39	-1.37	6.86	4,256.39	8.73

Total	2,620.77	-2.63	4.41	10,355.71	7.98

RTK - Cargo and Mail (in million)
Domestic	130.87	-3.97	-4.15	515.56	-3.58
Regional	2.10	-13.72	2.21	8.29	8.33
International	494.95	-5.98	-0.15	1,790.77	1.53

Total	627.91	-5.59	-1.00	2,314.63	0.37

Passengers carried (in thousand)
Domestic	10,049.17	-2.43	2.02	40,835.15	6.98
Regional	233.64	3.23	7.81	904.56	11.39
International	1,660.69	1.85	10.34	6,581.85	12.72

Total	11,943.50	-1.75	3.21	48,321.57	7.80

Cargo and mail carried (in thousand tonnes)
Domestic	81.57	-3.89	-5.17	319.34	-5.00
Regional	1.85	-13.04	4.23	7.32	9.39
International	57.35	-5.56	1.40	207.38	3.46

Total	140.76	-4.71	-2.48	534.03	-1.70

Capacity	April 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	18,261.98	-3.30	5.30	75,438.88	9.10
Regional	390.34	3.80	9.72	1,535.07	9.84
International	8,448.87	3.51	14.17	33,639.87	13.56

Total	27,101.20	-1.18	7.98	110,613.81	10.43

ATK (in million)
Domestic	2,065.51	-3.75	4.62	8,596.73	9.24
Regional	44.07	2.39	8.61	176.71	10.27
International	1,577.70	1.59	11.00	6,154.02	9.86

Total	3,687.28	-1.47	7.30	14,927.46	9.51

ATK - Cargo and Mail (in million)
Domestic	421.93	-5.48	2.05	1,807.23	9.75
Regional	8.94	-2.78	4.42	38.55	11.86
International	817.31	-0.14	8.20	3,126.44	6.51

Total	1,248.17	-2.03	6.01	4,972.21	7.70

Load Factor	April 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	82.91	-0.06	-1.64	82.65	-0.38
Regional	78.32	-0.17	-0.62	76.74	1.97
International	83.35	-0.42	-0.62	83.76	0.85

Total	82.98	-0.17	-1.32	82.91	0.02

Cargo and Mail Load Factor
Domestic	31.02	0.49	-2.01	28.53	-3.94
Regional	23.45	-2.98	-0.51	21.51	-0.70
International	60.56	-3.76	-5.06	57.28	-2.81

Total	50.31	-1.90	-3.56	46.55	-3.40

Overall Load Factor (RTK/ATK)
Domestic	71.42	0.08	-1.43	69.65	-1.21
Regional	66.20	-0.38	-0.10	63.08	1.27
International	70.76	-2.12	-2.74	69.16	-0.72

Total	71.08	-0.84	-1.97	69.37	-0.98

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 May 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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